CANPLATS RESOURCES CORPORATION

Annual Report
July 31, 2007

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

CANPLATS RESOURCES CORPORATION
REPORT TO SHAREHOLDERS

Dear Shareholder:

Successful generative reconnaissance exploration this past year has resulted in the acquisition of a number of promising properties in northern Mexico.

In north-eastern Chihuahua State, exploration licenses totalling 84,000 hectares have been staked and several precious and base metal prospects identified.  Surface mapping, sampling and geophysical surveys have defined three specific targets that will be considered for drill testing in the coming months.

A diamond drill program was completed on the Rodeo property in Durango State following up on near-surface high-grade gold intersections from earlier drill programs.  Although broad zones of anomalous gold were encountered, there were no significant gold values intersected at depth.

In July 2007, the Camino Rojo property was staked covering an area of significant gold, silver and base metal mineralization in north-eastern Zacatecas State, discovered by the geological consulting team of Perry Durning and Bud Hillemeyer.  The Camino Rojo property consists of approximately 100,000 hectares (~385 square miles) that are extensively overburden covered with very little outcrop.  The discovery zone known as the Represa Zone, has been sampled by test pitting every 50 meters on a grid pattern with average assays of 0.65 grams per tonne gold, 10.7 grams per tonne silver and 0.47 percent combined lead and zinc over an area 300 by 500 meters and remains open to the east and west.

The mineralization is highly oxidized within fractured and brecciated siltstone and sandstone of the Caracol Formation.  Overlying caliche, or carbonate cemented alluvium, has restricted surface sampling and a reverse-circulation drill program has been initiated.  The geological setting of the discovery zone is similar to that of the Pensaquito project of Goldcorp which is under development 50 kilometers to the north-west.

Canplats is well financed to follow-up aggressively on the promising test pitting results from the Represa Zone on the Camino Rojo property and looks forward to results from the drill program.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President

November 20, 2007

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Year Ended July 31, 2007

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our 2007 audited financial results with those of the previous two years and is prepared as of November 20, 2007. In order to better understand the MD&A, it should be read in conjunction with these financial statements and related notes.  We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Form 20-F is filed on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

The MD&A contains certain forward-looking statements such as the Company’s future plans, objectives and goals.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Canplats Resources Corporation “Canplats” or the “company”) are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially form those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements and information.  The Company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

FINANCIAL RESULTS

Business Overview

Canplats is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico.  The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

Selected Annual Information

	2007	2006	2005
	$	$	$
Total revenues	Nil	Nil	Nil
General exploration	(128,808)	(134,878)	(14,780)
General and administrative expenses	(801,839)	(213,426)	(387,651)
Recovery (write-off) of mineral properties	-	6,104	(1,133,280)
Loss for the year	(872,222)	(335,568)	(1,493,747)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.05)
Total assets	5,890,411	4,070,670	2,326,011
Total long-term liabilities	217,900	200,200	119,500
Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

Review of Financial Results
Fiscal year ended July 31, 2007 compared to year ended July 31, 2006

During the fiscal year ended July 31, 2007, the Company incurred a loss of $872,222 ($0.02 per share) compared to a loss of $335,568 ($0.01 per share) for fiscal year ended July 31, 2006.

Total expenses for the year increased to $930,647 from the $348,304 recorded in the prior year.  During the year, 2,040,000 (2006 – nil) stock options were granted to employees, directors and consultants.  Stock-based compensation expense for the year was $561,790 (2006 – nil).  Without stock-based compensation expense, total expenses in the current year were $368,857, resulting in an increase of $20,553 in 2007 compared to 2006.  Exploration expense decreased to $128,808 from $134,878 in the prior year.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2007.  Investor relations costs for fiscal 2007 were $88,800 compared to $87,930 recorded in the prior year and of the amount expended in fiscal 2007, $48,000 (2006 - $40,000) was paid to G2 Consultants.  Listing and filing fees of $9,942 (2006 - $13,672) decreased in the current year due to less financing activity.  Professional fees of $34,525 (2006 - $10,500) increased in the current year due to an under-accrual in audit fees for the 2006 year-end as well as higher than expected costs associated to the current year’s audit.  Office costs of $13,807 (2006 - $6,691) increased in the current year due to additional mailing costs related to the calling of warrants in accordance with the warrant agreements.

Interest income increased to $75,813 in fiscal 2007, compared to $18,319 in fiscal 2006.  This increase relates to higher cash balances available for investment and higher interest rates.

Fiscal year ended July 31, 2006 compared to year ended July 31, 2005

During the fiscal year ended July 31, 2006, the Company incurred a loss of $335,568 ($0.01 per share) compared to a loss of $1,493,747 ($0.05 per share) for fiscal year ended July 31, 2005.

Total expenses for the year decreased to $348,304 from the $402,431 recorded in the prior year.  Stock-based compensation expense of $111,000 was recognized in the prior year.  Without stock-based compensation expense, total expenses in the prior year were $291,431, resulting in an increase of $56,873 in 2006 compared to 2005.  Exploration expense increased to $134,878 from $14,780 in the prior year with the majority of the increase relating to Mexican generative programs that commenced in January 2006.  As a result of this exploration, the Maijoma and El Alamo properties in the state of Chihuahua were staked.  The arrangement with G2 Consultants Corporation to provide investor relations services continued throughout fiscal 2006, but with a reduced rate due to the reduced activity.  Investor relations costs for fiscal 2006 were $87,930 compared to $156,928 recorded in the prior year and of the amount expended in fiscal 2006, $40,000 (2005 - $82,000) was paid to G2 Consultants.  Also under investor relations, costs for attendance at trade shows and related travel were $23,968 less than the prior year.  Listing and filing fees of $13,672 (2005 - $7,752) were up in the current year due to more financing activity.  No stock options were granted in fiscal 2006.

Interest income decreased to $18,319 in fiscal 2006, compared to $21,239 in fiscal 2005.  This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

There was a recovery of $6,104 relating to the Santa Lucia property in Mexico that was written off in the prior year.  This relates to an over-accrual of property expenses.  During the prior year, a total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written-off.

Selected Quarterly Financial Data (unaudited)

	2007 $				2006 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(92,965)	(533,726) (1)	(154,418)	(91,113)	(44,306)	(111,284)	(110,381)	(69,597)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)

(1)	During the second quarter of 2007, the Company issued 2,040,000 stock options at an exercise price of $0.44. The stock-based compensation expense that was recorded was $433,650.

Fourth quarter ended July 31, 2007 compared to fourth quarter ended July 31, 2006

The loss for the fourth quarter was $91,113 ($0.01 per share) compared to a loss of $69,597 ($0.00 per share) in the fourth quarter of the prior year.  The increased loss for the quarter over the prior year is mainly due to the non-cash stock-based compensation expense of $64,070 offset by a reduction in spending in general exploration of $37,503.

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the year follows:

Operating Activities

Operating activities required a funding of $304,561 in 2007 and $398,433 and $206,038 for the years ending July 31, 2006 and July 31, 2005, respectively.  The increase in 2007 is due to higher levels of receivables relating to refundable tax balances in Mexico, partially offset by higher investment income.

Financing Activities

A total of $2,124,312 was raised in fiscal 2007 through the exercise of warrants and options.  A summary of the components of the funds raised in 2007 and the two prior years is as follows:

	2007 $	2006 $	2005 $
Private placement	-	2,030,000	100,000
Exercise of stock options	22,500	5,500	5,500
Exercise of warrants	2,101,812	26,250	-
	2,124,312	2,061,750	105,500

In September 2006, $22,500 was raised from the exercise of 75,000 stock options that had an exercise price of $0.30 per share.  An additional $2,101,812 was raised throughout the year from the exercise of 8,407,250 warrants that had an exercise price of $0.25 per share.

In January 2006, the Company completed a private placement consisting of 5,150,000 units at a price of $0.20 per unit for total proceeds of $1,030,000.  In June 2006, the Company completed a second private placement consisting of 5,000,000 units at a price of $0.20 per unit for total proceeds of $1,000,000.    $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share.  An additional $26,250 was raised from the exercise of 105,000 warrants that had an exercise price of $0.25 per share.

Investing Activities

A total of $1,172,921 in cash was spent on the Company’s various mineral properties in 2007.  All of the funds were spent on properties in Mexico.  The most active exploration program was on the Rodeo property where $523,715 (2006 - $53,109) was spent, which included $371,923 of drilling.  Cash exploration costs at our other properties were $110,150 (2006 - $109,441) at Yerbabuena; $370,028 (2006 – $55,763) at the Maijoma, El Alamo and Camino Rojo properties; $138,126 (2006 - $356,455) at Mecatona and $30,902 (2006 - $20,174) at the El Rincon property.

Cash Resources and Liquidity

At July 31, 2007, the Company had $2,106,551 (2006 - $1,590,245) in cash and cash equivalents and working capital of $2,048,884 (2006 - $1,538,449).  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The Company has no contractual obligations other than discretionary mineral property holding and finders fee costs.

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.
Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation.  If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means.  We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements.  If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.
The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control.  These factors include market fluctuations for precious metals; metallurgical recoveries associated with the mineralization; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind.  If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production.  Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining.  We do not know whether additional financing will be available at all or on acceptable terms.  If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure.  These items are often needed for development of a commercial mine.  If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.  Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay.  These include unusual or unexpected geological formations, changes in metallurgical processing requirements; power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour.  We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure.  The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection.  In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied.  In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions.  We cannot predict the effect of these factors on metal prices.

Our properties may be subject to uncertain title.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings.  The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested.  A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property.  This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian dollars.  Any appreciation in the Mexican currency against the Canadian dollar will increase our costs of carrying out such exploration activities.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
Some of our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

ADDITIONAL DISCLOSURES

Controls and procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures and adequate internal controls over financial reporting for the Company.  The disclosure controls and procedures and internal controls over financial reporting have been designed, under the supervision of the Board of Directors and officers, so as to provide reasonable assurance that material information relating to the Company is made known to the Board of Directors and officers by others within the Company.  The officers of the Company certifying its Annual Filings under Multilateral Instrument 52-109 have designed disclosure controls and procedures and internal control over financial reporting and have evaluated the effectiveness of disclosure controls and procedures for the years ending July 31, 2007 and 2006 and have concluded that they are being maintained as designed.

The officers have also concluded that there has been no change in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to affect, the internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the year ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Critical accounting estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value.  This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a share option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the Company’s stock.  The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws.  The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions.  Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Significant changes in accounting policies

There were no significant changes in accounting policies in fiscal 2007.

Financial Instruments and Other Instruments

Canplats’ financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars.  The Company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

The Company accrued $354,936 (2006 - $312,300) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the Company.   During fiscal 2006, the Company sold its property, plant and equipment to a related company for proceeds of $19,722.  Included in amounts payable at July 31, 2007 is $20,850 (2006 - $47,469) payable to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the years ended July 31, 2007 and 2006 that are available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at October 25, 2007, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Issued and outstanding common shares	48,810,056	-	-
Stock options outstanding	4,195,000	$0.37 - $0.44	Jan. 12/08 – Oct. 24/12
Warrants outstanding	-	-	-
Fully diluted	53,005,056
Subsequent Event

Subsequent to year-end, 1,620,000 stock options were granted to officers, directors, employees and consultants of the Company at an exercise price of $0.44 and an expiry date of October 24, 2012.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14 and contain estimates based on management’s judgement and based on currently available information. Management is responsible for all information in the annual report.  All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal control over financial reporting is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization.  This system includes established policies and procedures, the selection and training of qualified personnel, and an organization for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and the auditing standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“R.E. Gordon Davis”                                                                                           “Tom S.Q. Yip”

R.E. Gordon Davis                                                                                      Tom S.Q. Yip
President                                                                                           Vice President Finance & CFO

November 20, 2007

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the shareholders of
Canplats Resources Corporation

We have audited the consolidated balance sheets of Canplats Resources Corporation (the “Company”) as at July 31, 2007 and July 31, 2006 and the statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2007 and July 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated October 7, 2005.

Chartered Accountants
Vancouver, B. C., Canada
November 20, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2007	2006
	$	$

ASSETS

Current
Cash and cash equivalents	2,106,551	1,590,245
Receivables	6,066	20,139
Prepaid expense	10,229	13,866
Total current assets	2,122,846	1,624,250
Value added tax recoverable	182,523	51,999
Mineral properties (note 4)	3,585,042	2,394,421
Total assets	5,890,411	4,070,670

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	53,112	38,332
Due to related parties (note 8)	20,850	47,469
	73,962	85,801

Future income tax liability (note 9(b))	217,900	200,200
Total liabilities	291,862	286,001

Shareholders’ equity

Share capital issued (note 5)	15,538,867	12,725,289
Value assigned to stock options and warrants	657,923	785,678
Contributed surplus	316,729	316,450
Deficit	(10,914,970)	(10,042,748)
Total shareholders’ equity	5,598,549	3,784,669
Total liabilities and shareholders’ equity	5,890,411	4,070,670

Subsequent event (note 15)

Approved by the Board of Directors

“James W. Tutton”                                                                                                            “R.E. Gordon Davis”

James W. Tutton, Director                                                                                                R.E. Gordon Davis, Director

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2007	2006	2005
	$	$	$

Expenses
Bank charges	3,586	1,571	1,556
General exploration	128,808	134,878	14,780
Insurance	4,204	10,457	7,481
Investor relations	88,800	87,930	156,928
Listing and filing fees	9,942	13,672	7,752
Office	13,807	6,691	11,186
Professional fees	34,525	10,500	11,230
Salaries	60,921	58,363	49,225
Shareholder relations	11,842	12,318	19,318
Stock-based compensation (note 6)	561,790	-	111,000
Transfer agents	12,422	11,924	11,975
	(930,647)	(348,304)	(402,431)

Other income (loss)
Interest income	75,813	18,319	21,239
Foreign exchange loss	(17,388)	(11,687)	(14,875)
Recovery (write-off) of mineral properties (note 4)	-	6,104	(1,133,280)
	58,425	12,736	(1,126,916)

Loss before income taxes	(872,222)	(335,568)	(1,529,347)
Future income tax recovery (note 9(d))	-	-	35,600

Loss for the year	(872,222)	(335,568)	(1,493,747)

Deficit, beginning of the year	(10,042,748)	(9,707,180)	(8,213,433)
Deficit, end of the year	(10,914,970)	(10,042,748)	(9,707,180)

Weighted average number of issued shares	44,709,023	32,390,739	29,348,744
Basic and diluted loss per common share	(0.02)	(0.01)	(0.05)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31
(expressed in Canadian dollars)

	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES
Loss for the year	(872,222)	(335,568)	(1,493,747)
Non-cash items:
Stock-based compensation	561,790	-	111,000
Write-off (recovery) of mineral properties	-	(6,104)	1,133,280
Future income tax recovery	-	-	(35,600)
	(310,432)	(341,672)	(285,067)
Net changes in non-cash working capital items:
Amounts receivable and prepaid expenses	17,710	(6,470)	16,989
Accounts payable and accrued liabilities	14,780	(10,230)	(15,073)
Due from (to) related parties	(26,619)	(40,061)	77,113
Cash used in operating activities	(304,561)	(398,433)	(206,038)

FINANCING ACTIVITIES
Shares and warrants issued for cash	2,124,312	2,061,750	105,500
Share issue costs	-	(5,828)	(675)
Cash generated by financing activities	2,124,312	2,055,922	104,825

INVESTING ACTIVITIES
Mineral property costs	(1,172,921)	(594,942)	(997,369)
Increase in foreign value added tax recovery (net)	(130,524)	21,725	4,421
Sale of property, plant and equipment	-	19,722	-
Cash used in investing activities	(1,303,445)	(553,495)	(992,948)

Increase (decrease) in cash and cash equivalents	516,306	1,103,994	(1,094,161)

Cash and cash equivalents - Beginning of year	1,590,245	486,251	1,580,412
Cash and cash equivalents - End of year	2,106,551	1,590,245	486,251

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Common Shares	Share Capital Issued $	Value Assigned to Stock Options and Warrants $	Contributed Surplus $	Deficit $	Total Shareholders’ Equity $
Balance at July 31, 2004	29,142,306	11,267,220	324,050	–	(8,213,433)	3,377,837
For cash	300,000	105,500	–	–	–	105,500
Value assigned to options granted	–	-	111,000	–	–	111,000
Value assigned to options exercised	–	3,800	(3,800)	–	–	–
Future income tax recovery	–	(35,600)	-	–	–	(35,600)
Share issue costs	–	(675)	-	–	–	(675)
Loss for the year	–	–	–	–	(1,493,747)	(1,493,747)
Balance at July 31, 2005	29,442,306	11,340,245	431,250	–	(9,707,180)	2,064,315
For cash:
Private placements	10,150,000	1,418,216	611,784	-	-	2,030,000
Exercise of options	50,000	5,500	-	-	-	5,500
Exercise of warrants	105,000	26,250	-	-	-	26,250
Non-cash:
Value assigned to warrants granted	-	-	72,646	-	-	72,646
Value assigned to options exercised	-	3,800	(3,800)	-	-	-
Value assigned to warrants exercised	-	9,752	(9,752)	-	-	-
Value assigned to expired warrants and options	-	-	(316,450)	316,450	-	-
Shares issued for finder’s fees on private placement	580,500	80,716	-	-	-	80,716
Share issue costs	-	(159,190)	-	-	-	(159,190)
Loss for the year	-	-	-	-	(335,568)	(335,568)
Balance at July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669
For cash
Exercise of options	75,000	22,500	-	-	-	22,500
Exercise of warrants	8,407,250	2,101,812	-	-	-	2,101,812
Non-cash:
Value assigned to options granted	-	-	561,790			561,790
Value assigned to options exercised	-	14,900	(14,900)	-	-	-
Value assigned to warrants exercised	-	674,366	(674,366)	-	-	-
Value assigned to expired warrants	-	-	(279)	279	-	-
Loss for the year	-	-	-	-	(872,222)	(872,222)
Balance at July 31, 2007	48,810,056	15,538,867	657,923	316,729	(10,914,970)	5,598,549

        The accompanying notes are an integral part of the consolidated financial statements.

1.	NATURE AND CONTINUANCE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the Company, are disclosed in note 14.

Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.  Inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax balances.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total assets or results of operations, and do not affect previously reported cash flows from operating or financing activities.

        The accompanying notes are an integral part of the consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and its results and financial position are translated into its functional currency, the Canadian dollar, using the temporal method.  Foreign currency monetary items are translated at the exchange rate in effect at the balance sheet date; foreign currency non-monetary items are translated at historical exchange rates.  Income and expense foreign currency items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss unless they relate to a specific mineral property in which case, they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition.  These instruments are stated at cost, which approximates market value.

Mineral properties
The Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income.  Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Management of the Company regularly reviews the net carrying value of each mineral property.  Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  The Company presently has no proven or probable reserves.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

        The accompanying notes are an integral part of the consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated amortization.  The Company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum.  Amortization commences at the time when the assets are available for use.

Stock-based compensation

Compensation expense for stock options and warrants granted are measured at the fair value at the grant date using the Black-Scholes valuation model and are recognized over the vesting period of the options and warrants granted.  In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options and warrants within shareholders’ equity are subsequently reduced if the options and warrants are exercised with the amount recorded credited to share capital.  Any values assigned to stock options and warrants that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

If the Company has sufficient eligible unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

        The accompanying notes are an integral part of the consolidated financial statements.

3.      ACCOUNTING PRONOUNCEMENTS

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865 Hedges and CICA Handbook Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006.  These new standards will be applied to the Company starting August 1, 2007.  The Company does not anticipate these accounting pronouncements to have any material impact on its results of operation and financial position.

4.      MINERAL PROPERTY COSTS

The Company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	51,119	6,779	-	2,394,421

Acquisition costs	11,161	34,298	11,189	39,986	17,467	17,268	15,912	147,281

Admin and office	20,770	4,515	703	8,439	6,480	5,721	369	46,997
Assaying	20,060	-	-	26,237	12,702	-	2,836	61,835
Claim taxes	20,917	15,374	18,449	20,950	16,587	28,737	-	121,014
Consulting	5,328	1,156	23	689	3,524	3,137	-	13,857
Foreign exchange gain	(13,451)	4,863	(130)	7,468	1,652	(3,853)	(442)	(3,893)
Drilling	371,293	-	-	-	-	-	-	371,293
Gas and Oil	1,943	-	-	-	-	-	-	1,943
Geology consulting	-	-	-	7,736	2,112	-	-	9,848
Geology salaries	1,519	1,494	281	13,325	3,869	558	-	21,046
Geophysics	64	26,437	-	-	46,278	65,372	-	138,151
Heavy and light equipment	41,126	1,067	35	1,019	2,524	1,010	-	46,781
Legal	1,140	-	-	1,019	-	-	-	2,159
Licenses and government fees	-	6	-	-	-	34	-	40
Living costs and travel	12,132	4,253	-	4,800	13,830	12,413	167	47,595
Maps, prints and film	-	-	-	(99)	2,109	9	-	2,019
Property holding costs associated with future income taxes	592	(270)	2,376	4,673	4,436	3,625	2,268	17,700
Storage	6,255	1,673	-	1,712	183	-	-	9,823
Supervision project and labour	23,064	15,014	352	4,845	42,133	49,301	-	134,709
Supplies	394	-	-	-	29	-	-	423

Exploration costs for the year	513,146	75,582	22,089	102,813	158,448	166,064	5,198	1,043,340

Balance, July 31, 2007	1,303,921	1,163,862	165,916	513,088	227,034	190,111	21,110	3,585,042

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Other
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$

Balance, July 31, 2005	699,999	908,536	107,948	-	-	1,716,483

Acquisition costs	-	28,947	11,387	22,931	-	63,265

Amortization	230	482	46	1,354	184	2,296
Assaying	2,374	9,235	-	21,382	9,245	42,236
Claim taxes	22,205	12,085	7,154	28,857	-	70,301
Consulting and contracting services	-	2,659	-	3,509	-	6,168
Drafting salaries and consulting	472	-	-	11,798	-	12,270
Drilling	-	-	-	115,334	-	115,334
Foreign exchange	123	(1,989)	445	2,036	2,186	2,801
Geology consulting	-	-	-	48,050	1,466	49,516
Geology salaries and consulting	7,434	1,478	-	23,281	3,620	35,813
Geophysics airborne and ground	-	-	1,106	-	-	1,106
Equipment	3,638	3,173	-	19,338	363	26,512
Labour and expediting	13,283	33,995	-	22,817	9,312	79,407
Legal	-	234	-	890	-	1,124
Licenses and government fees	-	1,055	-	10,132	10,274	21,461
Living costs and travel	2,232	2,480	-	14,991	4,730	24,433
Maps, prints and film	300	186	-	273	13,664	14,423
Office expenses	1,048	644	82	3,978	455	6,207
Property holding costs associated with future income taxes	26,276	35,523	4,470	12,480	1,951	80,700
Storage	-	12,499	-	4,669	117	17,285
Supplies	-	2,760	-	2,189	331	5,280

Exploration costs for the year	79,615	116,499	13,303	347,358	57,898	614,673

Balance, July 31, 2006	779,614	1,053,982	132,638	370,289	57,898	2,394,421

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico.  The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000  or 2% of all direct exploration expenditures every six months thereafter and a 0.25% net smelter royalty.  The maximum amount payable in respect of this finder’s fee is US$500,000.  The property is also subject to a right of first offer (note 12(a)).

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

Yerbabuena, Mexico

In fiscal 2003, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico.  The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property.  On commencement of commercial production on the property, the Company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty.  The Company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement.  The property is also subject to a right of first offer (note 12(a)).

El Rincon, Mexico

In fiscal 2004, the Company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”) can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 12(a)).

Mecatona, Mexico

In fiscal 2006, the Company acquired, by a combination of option agreements and staking, four claim blocks for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claim blocks, the Company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid).  Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006 (paid), US$20,000 on November 25, 2007, US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000.  For the other claim block, subsequent option payments are US$20,000 on November 26, 2006 (paid), US$30,000 on November 26, 2007, US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010.  The Company acquired the other two claim blocks by staking.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

On and prior to the Company expending US$1.5 million on the property, Silver Standard can earn a 51% interest in Mecatona by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 12(a)).

Maijoma, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Maijoma property is US$2,000,000.

El Alamo, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Alamo property is US$2,000,000.

Camino Rojo, Mexico

In fiscal 2007, the Company acquired, by staking, the Camino Rojo property in Zacatecas State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Camino Rojo property is US$2,000,000.

OTHER PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003.  In January 2002, the Company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003.  Based on exploration results, the property was abandoned and $346,297 in costs was written-off during fiscal 2005.  Currently the Company’s claims will lapse on the property in February 2010.

        The accompanying notes are an integral part of the consolidated financial statements.

4.      MINERAL PROPERTY COSTS (continued)

Geikie, Canada

The Company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the Company for $500,000.  Based on exploration results, the property was abandoned and $520,149 in costs was written-off during fiscal 2005 and our claims on the property have since lapsed.

Stucco, Canada

The Company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares.  The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property.  Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years.  In fiscal 2004 PGM terminated the option agreement.  Based on exploration results, the property was abandoned and $12,176 in costs was written-off during fiscal 2005 and our claims on the property have since lapsed.

Santa Lucia, Mexico

In October 2003, the company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI.  Under an agreement dated October 3, 2003, the company was required to pay LCI a finder’s fee in respect of its acquisition of the Santa Lucia prospect of US$15,000 on signing the agreement (paid); US$5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property.  Based on exploration results, the property was abandoned and $254,658 in costs was written-off during fiscal 2005.

        The accompanying notes are an integral part of the consolidated financial statements.

5.	SHARE CAPITAL

Authorized:  Unlimited common shares without par value.

The Company had the following shares issued and outstanding:
	Number of Shares	$
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (a)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Flow-through shares - future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245
For cash:
Private placements (b) and (c)	10,150,000	1,418,216
Exercise of options	50,000	5,500
Exercise of warrants	105,000	26,250
Value assigned to options exercised	-	3,800
Value assigned to warrants exercised	-	9,752
Shares issued for finder’s fees	580,500	80,716
Share issue costs	-	(159,190)
Balance, July 31, 2006	40,327,806	12,725,289
For cash:
Exercise of options	75,000	22,500
Exercise of warrants (note 7)	8,407,250	2,101,812
Value assigned to options exercised	-	14,900
Value assigned to warrants exercised	-	674,366
Balance, July 31, 2007	48,810,056	15,538,867

As at July 31, 2007 and 2006, the Company had no shares subject to escrow agreements.

(a)	In October 2004, the Company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

(b)
In January 2006, the Company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000.  The gross proceeds were assigned values of $790,840 to the shares and $239,160 to the warrants.  Each unit consisted of one common share and one half of a common share purchase warrant.  Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (280,500 units valued at $56,100) was paid in units on a portion of the placement.  The value assigned to these finder’s fee units was $43,073 to the shares and $13,027 to the warrants.

        The accompanying notes are an integral part of the consolidated financial statements.

5.	SHARE CAPITAL (continued)

The fair value of the common share purchase warrants issued as part of the private placement in January 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.8
Term to expiry (years)	2.0
Expected volatility (%)	104

Warrant and option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants and stock options.

(c)
In June 2006, the Company completed a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000.  The gross proceeds were assigned values of $627,376 to the shares and $372,624 to the warrants.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (300,000 units valued at $60,000) was paid in units on a portion of the placement.  The values assigned to these finder’s fee units was $37,643 to the shares and $22,357 to the warrants.  A further 10% in broker’s fees (500,000 warrants) was paid in warrants relating to this placement.  The values assigned to these broker’s fee warrants was $37,262.

The fair value of the common share purchase warrants issued as part of the private placement in June 2006 were based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	4.1
Term to expiry (years)	2.0
Expected volatility (%)	99.2

Warrant and option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants and stock options.

6.      STOCK OPTIONS

The Company has a share option plan for its employees, directors, officers and consultants.  The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company.  The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date.  The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

        The accompanying notes are an integral part of the consolidated financial statements.

6.    STOCK OPTIONS (continued)

During the year ended July 31, 2007, 2,040,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $0.44.  These options had a fair value assigned of $0.37 per option based on the Black-Scholes option pricing model.  The Company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statements of loss and deficit was $561,790 in the current year.  During 2006, 1,170,000 options expired.  The value assigned to these options of $251,450 was reclassified to contributed surplus.

The fair value of these stock options issued in 2007 was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.85
Term to expiry (years)	5.0
Expected volatility (%)	117

Stock options issued are as follows:

		2007		2006		2005
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding at August 1	610,000	0.36	1,830,000	0.35	1,270,000	0.33
Granted	2,040,000	0.44	-	-	610,000	0.36
Expired	-	-	(1,170,000)	0.35	-	-
Exercised	(75,000)	0.30	(50,000)	0.11	(50,000)	0.11

Options outstanding at July 31	2,575,000	0.43	610,000	0.36	1,830,000	0.35

Options exercisable at July 31	1,555,000	0.42	610,000	0.36	1,830,000	0.35

The following table summarizes information about stock options outstanding and exercisable at July 31, 2007:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.37	535,000	535,000	January 12, 2008	0.5
0.44	2,040,000	1,020,000	December 19, 2011	4.4
	2,575,000	1,555,000		3.6

        The accompanying notes are an integral part of the consolidated financial statements.

7.	WARRANTS

In the year ended July 31, 2007, 8,407,250 common share purchase warrants were exercised for cash of $2,101,812.

In the year ended July 31, 2006, 8,515,250 common share purchase warrants were issued relating to two private placements.  Of the warrants issued, 7,575,000 were issued for cash of $611,784 and 940,250 were issued for finder’s and broker’s fees.  The fair value assigned to the 940,250 warrants issued was $72,646.

During 2006, 5,870,000 warrants expired.  The value assigned to these warrants of $65,000 was reclassified to contributed surplus.  During the current year, 3,000 warrants expired.  The value assigned to these warrants of $279 has been reclassified to contributed surplus.

Warrants issued are as follows:

		2007		2006		2005
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding at August 1	8,410,250	0.25	5,870,000	0.40	5,870,000	0.40
Issued (note 5(b) and 5(c))	-	-	8,515,250	0.25	-	-
Expired	(3,000)	0.25	(5,870,000)	0.40	-	-
Exercised	(8,407,250)	0.25	(105,000)	0.25	-	-
Warrants outstanding at July 31	-	-	8,410,250	0.25	5,870,000	0.40

8.	RELATED PARTY TRANSACTIONS

The Company accrued $354,936 (2006 - $312,300) in geological support, management and administration expenses to Silver Standard, a company of which two directors are also directors of the Company.   During fiscal 2006, the Company sold its property, plant and equipment to a related company for proceeds of $19,722.  Included in amounts payable at July 31, 2007 is $20,850 (2006 - $47,469) payable to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement or asset sales with related parties are at normal business terms.

        The accompanying notes are an integral part of the consolidated financial statements.

9.	INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005
	$	$	$

Statutory tax rate	34.1%	34.1%	35.6%

Loss for the year before taxes	(872,222)	(335,568)	(1,493,747)
Provision for income taxes based on statutory rates	(297,500)	(114,500)	(531,800)
Non deductible expenses	216,400	22,500	431,400
Future income tax recovery	-	-	35,600
Unrecognized benefit of net operating losses carried forward	81,100	92,000	100,400
	-	-	35,600

(b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilities as of July 31 are as follows:

	2007	2006
	$	$
Future tax assets:
Mineral properties	1,489,600	1,445,600
Finance charge	36,000	55,100
Non-capital losses	503,000	436,600
	2,028,600	1,937,300
Future tax liability:
Mineral properties	(217,900)	(200,200)

Valuation allowance	(2,028,600)	(1,937,300)
Net future tax liability	(217,900)	(200,200)

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

        The accompanying notes are an integral part of the consolidated financial statements.

9.	INCOME TAXES (continued)

(c)
As of July 31, 2007, the Company has approximately $1,506,177 in operating losses, $5,099,285 in accumulated Canadian and foreign exploration and development expenditures and $105,514 in unclaimed share issuance costs available to reduce future taxable income.  The potential benefit of these losses has not been reflected in these consolidated financial statements.  The operating losses expire as follows:

$
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	317,729
2016	263,238
2017	11,410
2027	221,500
1,506,177

(d)
During 2005, flow-through shares totalling $100,000 were issued, which funds were required to be spent on certain Canadian exploration expenditures.  Because the Company no longer had the ability to use the expenditures for tax purposes, the Company was required to record a future tax liability, which was equal to the renunciation times the corporation tax rate when expenditures are renounced.  However, because the Company had unused tax losses and resource pools in excess of the renunciation, the Company was able to reduce its valuation allowance with respect to these unused tax losses and resource pools and, as a consequence, a $35,600 future income tax recovery was recorded in fiscal 2005.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006	2005
	$	$	$
Non-cash financing activities
Share issue costs	-	(153,362)	–
Share capital issued for finder’s fees	-	80,716	–

        The accompanying notes are an integral part of the consolidated financial statements.

11.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Segment assets by geographic location are as follows:

	July 31, 2007
	Canada $	Mexico $	Total $
Loss for the year	(860,812)	(11,410)	(872,222)
Mineral properties	772,734	2,812,308	3,585,042
Total assets	2,804,236	3,086,175	5,890,411

	July 31, 2006
	Canada $	Mexico $	Total $
Loss for the year	(287,016)	(48,552)	(335,568)
Mineral properties	671,696	1,722,725	2,394,421
Total assets	2,249,668	1,821,002	4,070,670

12.	COMMITMENTS

(a)
The Company has granted to Silver Standard a right of first offer on the Company’s Rodeo and Yerbabuena properties, which properties were referred to the Company by Silver Standard.  Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the Company granted Silver Standard a one-time right to acquire a 51% interest in  any property referred to the Company by Silver Standard that is subsequently acquired by the Company.  This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the Company incurring US$1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the Company on the property at the time of exercise.  The El Rincon and Mecatona properties (note 4) are subject to this back-in right.

(b)
In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services.  The Company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel.  The agreement is now month-to-month, subject to a 30-day termination notice.

(c)	Mineral property commitments, all of which are optional, are described in note 4.

        The accompanying notes are an integral part of the consolidated financial statements.

13.	FINANCIAL INSTRUMENTS

(a)	Fair value
The estimated fair values of cash and cash equivalents, receivables, accounts payables and accrued liabilities and amounts due to related parties approximate book values due to the short-term nature of these instruments.

(b)	Foreign exchange risk
Foreign exchange risk arises from foreign currency fluctuations.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.
(c)	Credit risk
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and receivables.  The Company deposits cash and cash equivalents with financial institutions believed to be of high credit quality.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those applicable in the U.S. GAAP and from the practice promulgated by the United States Securities and Exchange Commission (SEC).  Significant measurement differences between Canadian and U.S. GAAP as they pertain to the accompanying consolidated financial statements are as follows:

(a)	Mining and mineral property assets

Under U.S. GAAP, mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  Due to this difference in treatment, the future income tax liability recorded under Canadian GAAP is not required under U.S. GAAP, and the balance is accordingly reversed.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

(b)	Flow-through equity financing

Under Canadian income tax legislation, a company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors in accordance with Canadian GAAP.  This future tax liability was subsequently reduced to $nil by the reversal of a portion of the valuation allowance relating to previously unrecognized future tax assets.  This resulted in a future tax recovery for Canadian GAAP purposes in 2005.

Under U.S. GAAP, no such future tax liability would arise and, accordingly, there would be no associated future income tax recovery.

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of loss and deficit and cash flows are as follows:

Balance Sheets As at July 31	2007 $	2006 $
Assets under Canadian GAAP	5,890,411	4,070,670
Mineral property exploration and development (a)	(3,585,042)	(2,394,421)
Assets under U.S. GAAP	2,305,369	1,676,249
Liabilities under Canadian GAAP	291,862	286,001
Future income tax liability (a)	(217,900)	(200,200)
Liabilities under U.S. GAAP	73,962	85,801
Shareholders’ equity under Canadian GAAP	5,598,549	3,784,669
Mineral property exploration and development (a)	(3,585,042)	(2,394,421)
Future income tax liability (a)	217,900	200,200
Shareholders’ equity under U.S. GAAP	2,231,407	1,590,448

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Operations
Years ended July 31	2007 $	2006 $	2005 $
Loss for the year, Canadian GAAP	872,222	335,568	1,493,747
Flow-through shares	-	-	6,250
Mineral property exploration costs (note 4)	1,172,921	597,238	1,006,532
Future income tax recovery	-	-	35,600
Mineral property costs written off for the year	-	-	(1,133,280)
Loss and comprehensive loss for the year, U.S. GAAP	2,045,143	932,806	1,408,849
Weighted average number of shares outstanding	44,709,023	32,390,739	29,348,744
Loss per share, basic and diluted under U.S. GAAP	(0.05)	(0.03)	(0.05)

Statements of Cash Flows
Cash used in operating activities under Canadian GAAP	304,561	398,433	206,038
Mineral property exploration and development expenditures (a)	1,172,921	594,942	997,369
Cash used in operating activities, under U.S. GAAP	1,477,482	993,375	1,203,407
Cash generated by financing activities, under Canadian and U.S. GAAP	2,124,312	2,055,922	104,825
Cash used in investing activities, under Canadian GAAP	1,303,445	553,495	992,948
Mineral property exploration and development expenditures (a)	(1,172,921)	(594,942)	(997,369)
Cash used in (from) investing activities, under U.S. GAAP	130,524	(41,447)	(4,421)
Cash and cash equivalents end of year, under Canadian and U.S. GAAP	2,106,551	1,590,245	486,251

        The accompanying notes are an integral part of the consolidated financial statements.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)	Impact of recent United States accounting pronouncements

(i)	Uncertainty in income taxes

In July 2006, FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109” (FIN 48).  FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction).  Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.  The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits.  It is effective for fiscal years beginning after December 15, 2006.

(ii)	Fair value measurements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007.  The Company is currently considering the impact of the adoption of this interpretation.

15.	SUBSEQUENT EVENT

Subsequent to year-end, 1,620,000 stock options were granted to officers, directors, employees and consultants of the Company at an exercise price of $0.44 and an expiry date of October 24, 2012.

        The accompanying notes are an integral part of the consolidated financial statements.